Johnson Fixed Income Fund
AS OF DECEMBER 31, 2020



OBJECTIVE:
The objective of the Fixed Income Fund is a high level of income over the long term, consistent with preservation of capital. The Fund invests primarily in intermediate-term investment-grade fixed income securities including government and corporate bonds.

FEES AND EXPENSES:
The Fixed Income Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2019 were 0.85%* of the net assets of the Fund, calculated on a daily basis. This expense represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:
The investment adviser of the Fixed Income Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $15 billion in assets. The Johnson Fund Family, including the Fixed Income Fund, represents over $3 billion of this amount.

HOW TO BUY:
You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.0170. You should read the prospectus carefully before investing.

PERFORMANCE:
The following are rates of return for the Fixed Income Fund as of December 31, 2020. Periods longer than one year are annualized.

YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
8.17%	8.17%	5.24%	4.40%	3.76%

INDUSTRY DIVERSIFICATION:
The following chart is the industry diversification for the Fixed Income Fund as of December 31, 2020.

PORTFOLIO SECTOR ALLOCATION



OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

» Johnson Equity Income Fund
» Johnson International Fund
» Johnson Municipal Income Fund
» Johnson Opportunity Fund

Johnson Opportunity Fund

AS OF DECEMBER 31, 2020



OBJECTIVE:

The objective of the Opportunity Fund is long term capital growth. The Fund invests primarily in equity securities of small and medium-sized companies (those with a market capitalization below $15 billion) that offer opportunities for capital growth. Companies are selected for the Fund's portfolio using a proprietary approach that blends quantitative and fundamental analysis.

FEES AND EXPENSES:

The Opportunity Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2019 were 1.00% of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:

The investment adviser of the Opportunity Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $15 billion in assets. The Johnson Fund Family, including the Opportunity Fund, represents over $3 billion of this amount.

HOW TO BUY:

You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170. You should read the prospectus carefully before investing.

PERFORMANCE:

The following are rates of return for the Opportunity Fund as of December 31, 2020. Periods longer than one year are annualized.

YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
7.84%	7.84%	5.99%	10.42%	9.59%

INDUSTRY DIVERSIFICATION:

The following is a list of the top ten holdings for the Opportunity Fund as of December 31, 2020.

- » American Financial Group Incorporated
- » Avery Dennison Corporation
- » Borgwarner Incorporated
- » CACI International Incorporated
- » Charles River Laboratories International Inc.
- » Everest Re Group, Limited
- » Integra Lifesciences Holdings Corporation
- » RealPage Incorporated
- » Signature Bank
- » WSFS Financial Corporation

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- » Johnson Municipal Income Fund
- » Johnson Fixed Income Fund
- » Johnson Equity Income Fund
- » Johnson International Fund

Johnson International Fund
AS OF DECEMBER 31, 2020



OBJECTIVE:
The objective of the International Fund is to participate in economic development trends in the global economy while achieving long term capital appreciation. The Fund invests primarily in international markets through the use of American Depositary Receipts (ADRs).

FEES AND EXPENSES:
The International Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2019 were 1.00%* of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:
The investment adviser of the International Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $15 billion in assets. The Johnson Fund Family, including the International Fund, represents over $3 billion of this amount.

HOW TO BUY:
You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170. You should read the prospectus carefully before investing.

PERFORMANCE:
The following are rates of return for the International Fund as of December 31, 2020. Periods longer than one year are annualized.

YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
6.59%	6.59%	4.74%	7.36%	4.21%

INDUSTRY DIVERSIFICATION:
The following is a list of the top ten holdings for the International Fund as of December 31, 2020.

» Alcon AG

» CGI Incorporated

» Roche Holdings Limited ADR

» Schneider Electric ADR

» Sony Corporation ADR

» Taiwan Semiconductor Manufacturing Company Limited

» Tencent Holdings ADR

» Tokio Marine Holdings Incorporated ADR

» Unilever PLC

» United Microelectronics ADR

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

» Johnson Municipal Income Fund

» Johnson Fixed Income Fund

» Johnson Opportunity Income Fund

» Johnson Equity Income Fund



OBJECTIVE:
The objective of the Equity Income Fund is to provide above average dividend income and long term capital growth. The Fund invests primarily in common stocks of larger-sized U.S. companies (those with a market capitalization above $15 billion) believed to have above average dividend income and capital growth.

FEES AND EXPENSES:
The Equity Income Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2019 were 1.00% of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:
The investment adviser of the Equity Income Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $15 billion in assets. The Johnson Fund Family, including the Equity Income Fund, represents over $3 billion of this amount.

HOW TO BUY:
You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170. You should read the prospectus carefully before investing.

PERFORMANCE:
The following are rates of return for the Equity Income Fund as December 31, 2020. Periods longer than one year are annualized.



YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
12.24%	12.24%	13.56%	15.48%	12.37%

INDUSTRY DIVERSIFICATION:
The following is a list of the top ten holdings for the Equity Income Fund as of December 31, 2020.

- Accenture PLC
- Alphabet Incorporated
- American Tower Corporation
- Analog Devices Incorporated
- Bank of America Corporation
- First Horizon National Corporation
- Home Depot Incorporated
- Visa Incorporated
- Walt Disney Company
- Zimmer Biomet Holdings Incorporated

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:
- Johnson Municipal Income Fund
- Johnson Opportunity Income Fund
- Johnson International Fund
- Johnson Fixed Income Fund